EXHIBIT 21.1

Subsidiary Name	State/Country of Organization
Genesys Software Systems, Inc.	Massachusetts
ICR Limited, L.C.	Massachusetts
ICR International Limited	United Kingdom
Salary.com Limited (formerly known as Infobasis Limited)	United Kingdom
Salary.com Securities Corporation	Massachusetts
SDC China Ltd.	China
Salary.com Jamaica Limited	Jamaica